Exhibit 99.1

FOR IMMEDIATE RELEASE

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

LAUNCHES TENDER OFFER FOR ANY AND ALL

7.250% NOTES DUE 2019 AND 5.000% NOTES DUE 2021

SANTIAGO, Chile, April 18, 2019 – Celulosa Arauco y Constitución S.A. (“Arauco”) announced today that it has commenced cash tender offers (the “Tender Offers”) for any and all of (a) Arauco’s outstanding 7.250% Notes due 2019 (the “2019 Notes”) and (b) Arauco’s outstanding 5.000% Notes due 2021 (the “2021 Notes” and, together with the 2019 Notes, the “Notes”) listed below.

The Tender Offers are being made pursuant to an offer to purchase dated April 18, 2019 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and Letter of Transmittal, the “Offer Documents”), which set forth the terms of the Tender Offers. The following table sets forth certain information relating to the Tender Offers:

Title of Security	CUSIP No. and ISINs	Principal Amount Outstanding	Tender Offer Consideration (per U.S.$1,000 principal amount)
7.250% Notes due 2019	CUSIP: 151191AQ6; ISIN: US151191AQ67	U.S.$202,087,000	U.S.$1,008.48
	CUSIP: P21963AD8; ISIN: USP21963AD82	U.S.$739,000
	CUSIP: 151191AP8; ISIN: US151191AP84	U.S.$0
5.000% Notes due 2021	CUSIP: 151191AT0; ISIN: US151191AT07	U.S.$196,047,000	U.S.$1,035.99
	CUSIP: 151191AR4; ISIN: US151191AR41	U.S.$30,000
	CUSIP: P21963AE6; ISIN: USP21963AE65	U.S.$4,184,000

Following consummation of the Tender Offers, the Notes that are accepted for purchase will be retired and cancelled.

Holders of Notes that are validly tendered prior to or at 5:00 p.m., New York City time, on April 24, 2019 or, in each case, any other date and time to which Arauco extends the applicable Tender Offer (such date and time, as it may be extended with respect to a Tender Offer, the applicable “Expiration Date”) and that are accepted for purchase will receive the Tender Offer Consideration plus accrued and unpaid interest on such Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the settlement date.

Holders will be permitted to withdraw tendered Notes at any time prior to the earlier of (i) the Expiration Date, and (ii) if the applicable Tender Offer is extended, the 10th business day after the commencement of such Tender Offer, by following the procedures described in the Offer Documents. Notes subject to a Tender Offer may also be validly withdrawn by following the procedures described in the Offer Documents if, for any reason, the applicable Tender Offer has not been consummated within 60 business days after commencement.

Holders who validly tender their Notes pursuant to the guaranteed delivery procedures described in the Offer Documents must deliver their Notes no later than 5:00 p.m., New York City time, on April 26, 2019, the second business day following the Expiration Time.

Completion of the Tender Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer Documents. Arauco has the right, in its sole discretion, to amend or terminate any of the Tender Offers at any time, subject to applicable law.

For additional information regarding the terms of the Tender Offers, please contact the dealer managers for the Tender Offers, J.P. Morgan Securities LLC, Latin America Debt Capital Markets, 383 Madison Avenue, New York, New York 10179, (866) 846-2874 (toll-free) and (212) 834-7279 (collect) or Scotia Capital (USA) Inc., Debt Capital Markets, 250 Vesey Street, New York, NY 10281, (800) 372-3930 (toll-free) and (212) 225-5559 (collect).

Requests for a copy of the Offer Documents can also be obtained from Global Bondholder Services Corporation, the Tender and Information Agent, at (866) 470-3700 (toll-free) and (212) 430-3774 (collect) or at https://gbsc-usa.com/arauco/. All deliveries and correspondence sent to the Tender and Information Agent should be directed to Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Tender Offers, passed upon the merits or fairness of the Tender Offers or passed upon the adequacy or accuracy of the disclosure in the Offer Documents.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer Documents. The Tender Offers are not being made to, nor will the Offeror accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

About Arauco

We are a corporation (sociedad anónima) organized under the laws of Chile. Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile. Our telephone number is +562-2461-7200, and our facsimile number is +562-2461-7541.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that we expect or anticipate will or may occur in the future, including, but not limited to, information relating to our future growth and profitability targets and strategies designed to increase total shareholder value, are forward-looking statements based on management’s estimates, assumptions and projections. Forward-looking statements also include, but are not limited to, statements regarding our future economic and financial condition and results of operations, the plans and objectives of management and our assumptions regarding our performance and such plans and objectives. Many forward-looking statements may be identified by the use of words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated” and “potential,” among others. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in our Annual Report for fiscal year 2018 on Form 20-F. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by such risk factors. The forward-looking statements that we make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. We assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that we make, or to make corrections to reflect future events or developments, except as required by the federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer Documents. This announcement and the Offer Documents contain important information which must be read carefully before any decision is made with respect to the Tender Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Tender Offers. None of the Offeror, the Dealer Managers, the Tender and Information Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Tender Offers.

Contact:

Celulosa Arauco y Constitución S.A.

Avenida El Golf 150, 14th Floor

Las Condes, Santiago

Chile

T: +56-2-2461-7200

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